UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission File Number: 1-4797

ILLINOIS TOOL WORKS INC.
(Exact name of registrant as specified in its charter)

Delaware	36-1258310
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

3600 West Lake Avenue, Glenview, IL	60026-1215
(Address of principal executive offices)	(Zip Code)

(Registrant’s telephone number, including area code)  847-724-7500

ITW Bargaining Savings and Investment Plan
Financial Statements
As of December 31, 2009 and 2008
Plan Number 039

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefits Investment Committee of Illinois Tool Works Inc.:

We have audited the accompanying statements of net assets available for benefits of the ITW Bargaining Savings and Investment Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

By: /s/ Grant Thornton LLP
Chicago, Illinois
June 28, 2010

ITW Bargaining Savings and Investment Plan

Financial Statements and Schedule
As of December 31, 2009 and 2008

Employer Identification Number 36-1258310
Plan Number 039

ITW BARGAINING SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, 2009 and 2008

Employer Identification Number 36-1258310, Plan Number 039

	2009	2008
ASSETS:
Receivables
Company contributions	$4,191	$5,187
Participant contributions	8,610	9,043
Other income	443	570
Total receivables	13,244	14,800

Investments, at fair value
Participant loans	601,693	575,622
Plan’s interest in Master Trust assets	13,995,526	11,902,232
Total investments	14,597,219	12,477,854

Total assets	14,610,463	12,492,654

LIABILITIES:
Fees payable	1,811	7,223

Net assets reflecting all investments at fair value	14,608,652	12,485,431

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(105,412)	99,054
NET ASSETS AVAILABLE FOR BENEFITS	$14,503,240	$12,584,485

The accompanying notes to financial statements are an integral part of these statements.

ITW BARGAINING SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2009

Employer Identification Number 36-1258310, Plan Number 039

INCREASES (DECREASES):
Contributions
Company	$274,775
Participant	504,011
Rollovers	239,106
Total contributions	1,017,892
Investment income
Participant loan interest	28,032
Plan’s interest in Master Trust net investment income	2,409,358
Net investment income	2,437,390

Benefits paid to participants	(853,708)
Administrative expenses	(23,955)
Total benefits paid and expenses	(877,663)

Net increase before net transfers to other plan	2,577,619

Net transfers to other plan (Note 11)	(658,864)
Net increase	1,918,755

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	12,584,485
End of year	$14,503,240

The accompanying notes to financial statements are an integral part of this statement.

ITW BARGAINING SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

Employer Identification Number 36-1258310, Plan Number 039

1.	DESCRIPTION OF THE PLAN AND INVESTMENT PROGRAM

The following describes the major provisions of the ITW Bargaining Savings and Investment Plan (the “Plan”).  Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan in which employees covered by collective bargaining agreements of participating business units of Illinois Tool Works Inc. and its wholly owned subsidiaries (the “Company”), are eligible to participate in the Plan as determined by the collective bargaining agreement.  Established on January 1, 1991, and as subsequently amended, the Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The investment assets of the Plan are held in the Illinois Tool Works Inc. Master Pension Trust (the “Master Trust”) at The Northern Trust Company (the “Trustee”).  The Trustee serves as investment manager of The Northern Trust Company funds and trustee.  ING (the “Recordkeeper”) serves as a recordkeeper of the Plan.

Participant and Company Contributions

Participants may contribute amounts from a minimum of 1% to a maximum of 50% of eligible compensation to their pre-tax accounts.  In addition, participants may contribute amounts from a minimum of 1% to a maximum of 10% of eligible compensation to their after-tax accounts.  The combined pre-tax and after-tax contributions cannot exceed 50% of eligible compensation.  Participants may change their contribution percentages with each payroll period.

Participants who are at least age 50 during the plan year may be eligible to contribute an additional amount to the Plan on a pre-tax basis.  This additional amount, known as a “catch–up” contribution, is subject to an annual maximum amount.

Participant and Company contributions may begin with the attainment of the eligibility requirements of the Plan.  The Company provides a contribution based on formulas set forth for each participating business unit of the Company.

Participants’ Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution, Plan earnings, and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Funds

The Plan offers two investment paths and each path offers a mix of investments with different strategies, objectives and risk/reward potentials.  Participants may only select one path but may change paths at any time, subject to certain restrictions.  Within the 1st path, participants choose a fund based on the date closest to their retirement or need for savings.  Participants may choose from a combination of any six core funds in the 2nd path.

Vesting

Participants’ interest in their employee contribution accounts are fully vested at all times.  Eligible participants’ interest in their Company contribution accounts are fully vested at all times.

Participant Loans

Participants may borrow up to 50% of their vested account balance, up to $50,000, with a minimum loan amount of $1,000 from the vested portion of their accounts.  Loans bear a reasonable rate of interest based on prevailing market rates, are secured by a portion of the participants’ accounts and are repayable over a period not to exceed five years.  Amounts borrowed do not share in the earnings of the investment funds; the participant’s account is credited with the interest payments made pursuant to the loan agreements.  Principal and interest is paid ratably through payroll deductions.

Benefits

Upon termination of employment or death of a plan member, participants may receive a lump-sum payment of their account balance.  Additional optional payment forms are available at the election of the participant, in accordance with the plan document.

2.	SUMMARY OF ACCOUNTING POLICIES

Recently Issued Accounting Standards

Accounting Standards Codification

In July 2009, the Financial Accounting Standards Board (FASB) established the FASB Accounting Standards Codification (ASC) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP.  Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants.  The ASC supersedes all existing non-SEC accounting and reporting standards and is not intended to change GAAP.  The use of the ASC was effective for financial statements issued for periods ending after September 15, 2009.

In 2009, the FASB issued updates to the initial fair value measurements and disclosures guidance that covered determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly.  Such guidance expanded disclosures and required that major categories for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments.

Basis of Accounting

The financial statements of the Plan were prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  The Statements of Net Assets Available for Benefits presents the Plan’s interest of fair value of the investment contracts held in the Master Trust as well as the Plan’s interest of the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 6 for a complete description of the valuation methodologies used for assets measured at fair value.

Purchases and sales of securities are recorded on a trade date basis.  Interest income is recorded on an accrual basis.  Dividend income is recorded on the ex-dividend date.

The Plan provides for investments that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the participants’ accounts and amounts reported in the Statements of Net Assets Available for Benefits.

Net Appreciation/Depreciation

Net appreciation/depreciation on investments is based on the value of the assets at the beginning of the year or at the date of purchase during the year, rather than the original cost at the time of purchase.  The Plan’s unrealized appreciation (depreciation) and realized gain (loss) are included in the Plan in Master Trust net investment income or loss.

3.	INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

The Plan’s investments in the Master Trust include fully benefit-responsive investment contracts.  The accounts for these contracts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.

Through the Master Trust, the Plan also holds synthetic investment contracts.  A synthetic investment contract includes a wrapper fee, which is basically a risk charge in order to credit participant accounts with contract value over the term of the agreement.

Although the investment contracts are reported at fair value as described in Note 2, contract value is applied to participant account balances since that is the amount participants would receive if they initiate permitted transactions under the terms of the Plan.   Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value.  There are no reserves against contract value for credit risk of the contract issuer or otherwise.

Certain events, such as plan termination, may limit the ability of the Plan to transact at contract value with the issuer.  The Company does not believe that the occurrence of any such event is probable.

The average yields based on actual earnings were approximately 3.7% for 2009 and 4.7% for 2008, respectively. The average yields based on interest rate credited to participants were approximately and 2.8% for 2009 and 4.5% for 2008, respectively.

4.	ADMINISTRATIVE EXPENSES

Certain administrative expenses of the Plan may be paid from plan assets to the extent permissible by the plan document.  Expenses are identified as either specific or common fees.  Specific fees, if any, are charged entirely to the Plan.  Common fees are prorated to the Plan based on the Plan assets in relation to Master Trust assets.

Other outside professional and administrative services are paid by or provided by the Company.

5.	MASTER TRUST

Through the Master Trust agreement, three investment accounts were established to accommodate the investment assets of the Plan and other Company sponsored retirement plans.  Within the Master Trust, the investment assets of the Plan reside in the ITW Defined Contribution Plans’ Investment Account (the “DC Investment Account”) and the ITW Collective Defined Benefit and Defined Contribution Plans’ Investment Account (the “Collective Investment Account”).  Certain amounts in the Plan’s financial statements represent the Plan’s interest in the corresponding total of the Master Trust net assets and investment income.

The net assets in the DC Investment Account as of December 31, 2009 and 2008 are as follows:

	2009	2008
Assets
Interest and dividends receivable	$2,856,591	$3,046,185
Investments, at fair value
Interest-bearing cash	29	18
Interest in collective trust funds	898,851,247	781,228,372
Interest in Collective Investment Account	236,466,268	145,511,229
Interest in mutual funds	341,642,534	246,666,769
Investment contracts with insurance companies	388,234,200	345,891,875
Company common stock	328,848,644	257,413,860
Total investments	2,194,042,922	1,776,712,123

Total assets	2,196,899,513	1,779,758,308

Liabilities
Operating payables	174,535	216,718

	$2,196,724,978	$1,779,541,590

The Plan’s interest in the DC Investment Account assets represents the specific assets which are identifiable to the Plan and an allocation of the common assets.  The Plan’s interest in the DC Investment Account assets was 0.6% at December 31, 2009 and 0.7% at December 31, 2008.

For the period December 31, 2009, the earnings on investments in the DC Investment Account are as follows:

Interest from investment contracts with insurance companies	$11,903,157
Common stock dividends	8,793,340
Net gain on sale of common stock	7,714,825
Unrealized appreciation of common stock	93,796,814
Net investment gain from collective trust funds	115,053,343
Net investment gain from Collective Investment Account	65,299,618
Net investment gain from mututal funds	126,326,566
Other income	17,138
Investment management fees	(783,319)
Net investment gain	$428,121,482

The Plan’s interest in the DC Investment Account net investment income represents an allocation of the common income.

The Plan’s interest in the DC Investment Account includes an interest in the Collective Investment Account.  The net assets in the Collective Investment Account as of December 31, 2009 and December 31, 2008 are as follows:

	2009	2008
Assets
Receivables
Interest and dividends	$387,352	$382,576
Due from brokers	81,212	3,080,418
Total receivables	468,564	3,462,994

Investments, at fair value
Interest in collective trust funds	11,480,960	9,693,813
Common stocks	432,596,519	277,661,870
Common stocks pledged to creditors	-	43,074,974
Preferred stocks	4,633,331	-
Total investments	448,710,810	330,430,657

Total assets	449,179,374	333,893,651

Liabilities
Operating payables	742,753	578,558
Due to brokers and other liabilities	-	3,686,856
	742,753	4,265,414

Net Collective Investment Account assets	$448,436,621	$329,628,237

The Plan’s interest in the Collective Investment Account assets represents the specific assets which are identifiable to the Plan and an allocation of the common assets.  The Plan’s interest in the Collective Investment Account assets was 0.3% at December 31, 2009 and December 31, 2008.

For the period ended December 31, 2009, the earnings on investments of the Collective Investment Account are as follows:

Common stock dividends	$5,871,380
Net gain on sale of common stocks	28,651,948
Unrealized appreciation of common stocks	91,588,236
Net investment gain from collective trust funds	43,581
Other income	213,683
Investment management fees	(2,715,346)
Net investment gain	$123,653,482

The Plan’s interest in the Collective Investment Account net investment income represents an allocation of the common income.

6.	FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board (FASB) ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The valuation inputs for the three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access.

Level 2:  Other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.  If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability.

               Inputs to the valuation methodology include:
•	quoted prices for similar assets or liabilities in active markets;
•	quoted prices for identical or similar assets or liabilities in inactive markets;
•	inputs other than quoted prices that are observable for the asset or liability;
•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Unobservable inputs for the asset or liability.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2009 and 2008.

Participant loans are valued at their outstanding balances (amortized cost), which approximates fair value.

Interest-bearing cash is recorded at cost.

Collective trust funds are valued using the net asset value provided by the fund trustee based on the value of the underlying assets owned by the trust, minus its liabilities, and then divided by the number of shares outstanding.

Mutual funds are valued at the quoted net asset value of shares held by the Master Trust investment accounts at year end.

Investment contracts with insurance companies are valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations (Note 3).  The synthetic investment contracts held in the DC Investment Account are valued at representative quoted market prices.  This means that the current market value of such contracts is discounted by wrap fees underlying the contract.

Common stock is valued at the closing price reported on the active market on which the individual securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s participant loans, DC Investment Account’s and Collective Investment Account’s assets at fair value as of December 31, 2009:

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Participant loans	-	-	$601,693	$601,693
DC Investment Account
Cash & cash equivalents	$29	-	-	$29
Mutual funds:
Diversified bond funds	98,872,244	-	-	98,872,244
Mid & small company U.S. stock funds	106,850,908	-	-	106,850,908
Diversified foreign stock funds	135,919,382	-	-	135,919,382
Collective trust funds:
Diversified bond funds	-	$325,472,553	-	325,472,553
Large company U.S. stock fund	-	273,151,757	-	273,151,757
Mid & small company U.S. stock funds	-	100,595,802	-	100,595,802
Diversified foreign stock funds	-	199,631,135	-	199,631,135
Company common stock	328,848,644	-	-	328,848,644
Interest in Collective Investment Account	-	236,466,268	-	236,466,268
Investment contracts with insurance companies	-	388,234,200	-	388,234,200
Total investments at fair value	$670,491,207	$1,523,551,715	-	$2,194,042,922

Collective Investment Account
Collective short-term investment fund	-	$11,480,960	-	$11,480,960
Common stocks:
Large company stocks	$289,518,916	-	-	289,518,916
Mid & small company stocks	147,710,934	-	-	147,710,934
Total investments at fair value	$437,229,850	$11,480,960	-	$448,710,810

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Participant loans	-	-	$575,622	$575,622

DC Investment Account
Interest-bearing cash	$18	-	-	$18
Collective trust funds	-	$781,228,372	-	781,228,372
Interest in Collective Investment Account	-	145,511,229	-	145,511,229
Mutual funds	246,666,769	-	-	246,666,769
Investment contracts with insurance companies	-	345,891,875	-	345,891,875
Company common stock	257,413,860	-	-	257,413,860
Total investments at fair value	$504,080,647	$1,272,631,476	-	$1,776,712,123

Collective Investment Account
Collective trust funds	-	$9,693,813	-	$9,693,813
Common stocks	$320,736,844	-	-	320,736,844
Total investments at fair value	$320,736,844	$9,693,813	-	$330,430,657

Certain amounts have been reclassified to conform with current year presentation.

Level 3 Assets

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009:

Participant Loans
Balance, beginning of year	$575,622
New loans, net of repayments	26,071
Balance, end of year	$601,693

7.	ADMINISTRATION

All funds are deposited with and held for safekeeping by the Trustee under a master trust agreement with the Company.  The master trust agreement provides, among other things, that the Trustee shall keep accounts of all trust transactions and report them periodically to the Company.  Investment decisions, within the guidelines of the investment funds, are made by the Trustee and investment managers.  The Trustee may use an independent agent to effect purchases and sales of common stock of the Company for the Illinois Tool Works Inc. Common Stock Fund.  Other administrative services, such as participant recordkeeping, are performed by the Recordkeeper.

8.	RELATED PARTY TRANSACTIONS

Through the Master Trust, certain Plan investments are shares of collective trust funds managed by the Trustee.  In addition, the Recordkeeper was paid administrative fees in the Plan year.  As defined by ERISA, any person or organization which provides these services to the Plan qualifies as a related party-in-interest.

The Company is also a party-in-interest according to Section 3(14) of ERISA.  The Illinois Tool Works Inc. Common Stock Fund is a Plan investment option.

9.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

10.	TAX STATUS

The Plan obtained its latest determination letter on March 12, 2003, in which the Internal Revenue Service stated that the Plan and related trust, as adopted, was designed in accordance with the applicable requirements of the Internal Revenue Code (“IRC”).  The Plan has been amended since receiving the determination letter.  The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC in all material respects.  Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

11.       TRANSFERS TO OTHER PLAN

In 2009 assets transferred between the Plan and the ITW Savings and Investment Plan (the “Savings Plan”).  Assets transferred from the Plan to the Savings Plan totaled $658,864 for the year ended December 31, 2009.

12.       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following reconciles net assets available for benefits per the financial statements to the Form 5500:

	As of December 31
	2009	2008
Net assets available for benefits per the financial statements	$14,503,240	$12,584,485
Adjustment to fair value for fully benefit-responsive investment contracts	105,412	(99,054)
Net assets available for benefits per the Form 5500	$14,608,652	$12,485,431

The following reconciles net investment income per the financial statements to the Form 5500 for the year ended December 31, 2009:

Net investment income per the financial statements	$2,437,390
Adjustment to fair value for fully benefit-responsive investment contracts at:
December 31, 2009	105,412
December 31, 2008	99,054
Net investment gain per the Form 5500	$2,641,856

Fully benefit-responsive investment contracts are reconciled on the Form 5500 at fair value.

13.       SUBSEQUENT EVENTS

The Company evaluated subsequent events from December 31, 2009.  The Company is not aware of any additional subsequent events that would require recognition or disclosure in these financial statements.

Schedule

ITW BARGAINING SAVINGS AND INVESTMENT PLAN

Schedule H, Line 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR)

As of December 31, 2009

Employer Identification Number 36-1258310, Plan Number 039

Identity of Issuer/Description of Investments	Current Value
*Participant loans**	$601,693

*Party-in-interest
**Interest rates on loans to participants with balances outstanding at December 31, 2009, lowest 3.25% to highest 8.25%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized on June 28, 2010.

ITW BARGAINING SAVINGS AND INVESTMENT PLAN

ILLINOIS TOOL WORKS INC.

Dated: June 28, 2010	By: /s/ Sharon Brady
Sharon Brady
Senior Vice President, Human Resources